Anthem

2003 summary annual report

A TIME FOR QUALITY



Cover:

Students at Acres Green Elementary School in Littleton, Colorado, proudly display their pedometers, provided by Anthem Blue Cross and Blue Shield, that help them track their progress toward physical fitness. See page 23.

AT ANTHEM, IT IS ALWAYS TIME FOR QUALITY.

Every day, across nine states stretching from the coast of New England to the desert West, 20,000 Anthem associates work toward a common goal:

Quality in the health care our members receive.

Quality in the ways we work with hospitals, physicians and other health professionals.

Quality in innovation that simplifies and personalizes service.

Quality in the choice of health benefits we offer our customers.

Quality in the ways we bring leadership to health care locally and nationally.

For Anthem, 2003 was a year of continued growth and change. For our members, our employer customers, the health care professionals we collaborate with and the communities where we live and work, it was a year during which our commitment to quality was demonstrated day in and day out.



To our shareholders, customers and communities:

We are pleased to report to you that 2003 was another outstanding year at Anthem as we continued to focus on meeting the needs of our customers and fulfilling our mission: to improve the health of the people we serve. As a result, we:

- increased membership in our health plans;
- introduced new health benefits choices for customers;
- made significant gains in providing distinctive service to our customers; and
- continued to provide leadership nationally in collaborations with physicians and hospitals. These collaborations are resulting in improved health for our members.

More Americans than ever chose Anthem for their health benefits as we ended 2003 with 11.9 million members, an increase of 874,000 over 2002. Our membership increased in all four geographic regions and in all our major products. Our individual business for members under 65 years old increased 22 percent, and our national accounts business increased 16 percent. Also during the year, we introduced our newest product line—vision benefits—throughout the company as we continued to evolve into a total health benefits company.

Our customer retention rate remains very high. We believe this strong showing reflects high levels of customer satisfaction and loyalty, the value of our product offerings and the power of the Blue Cross and Blue Shield brand...the most recognized and trusted brand in health benefits. Even so, we know we must work hard every day to continue to meet the needs and expectations of our members.

By meeting the needs of our members, operating revenue increased to $16.5 billion. Our net income increased to $774.3 million.

Our pending merger with WellPoint Health Networks Inc., announced last fall, will create the nation's leading health benefits company. Subject to state regulatory and shareholder approvals, we expect to complete this transaction by mid-2004. At that time we will be a Blue Cross or Blue Cross and Blue Shield licensee in 13 states, serving nearly 27 million members across the United States—from Maine to California.

As a result of the merger, our customers, health care professionals, communities and shareholders will realize several important benefits. By spreading our administrative costs over a much larger membership base, we will be able to keep our products and services more affordable for existing and new customers. By adopting best practices from both companies, we will be able to provide better access to quality health care, offer more affordable products, and use innovative technology to further improve service.

At Anthem, we recognize that more needs to be done to make health care more affordable and to address the needs of the 44 million Americans without health insurance. We believe that through thoughtful collaboration among all of us—insurers, consumers, medical professionals, business leaders and government officials—innovative solutions can be found. At Anthem, we have worked hard to make our products more affordable and to help improve the quality and availability of needed care. We're beginning to make a difference through many of the products and programs described in this report.

Our strategy for managing Anthem's business is straightforward:

- improve the health of our members while helping our customers get the most value for their health care dollar;
- provide distinctive service that meets the needs and expectations of our customers; and
- grow enrollment and reduce administrative costs to keep our products affordable.

We do this by putting customers first and running our business so that decisions about products and relationships are made by associates in local communities, close to our customers. Let me share a few specific examples with you.

Many physicians and hospitals have enthusiastically embraced our quality programs that recognize and reward their efforts to improve member health. These initiatives provide extra recognition for physicians and hospitals working hard to save lives and improve care. During 2003, we continued to lead the nation in quality improvement initiatives. We increased the number of hospitals and physicians participating in our collaborative programs that are further improving the quality of care and the health of all patients, not just Anthem members.

Through our proactive care and disease management programs, we continue to work closely with members and their physicians to provide important health information that helps members manage their own health while also reducing medical costs. For our efforts, health plans in eight of our states are rated Excellent—the top rating—from the National Committee for Quality Assurance, the industry benchmark for quality of care.

As the company grows, so too does the importance of delivering outstanding, cost-effective service. Through ambitious but carefully planned investments in technology, we can now process claims and answer customer questions more quickly and accurately. In addition, investments in innovative Web technologies provide personalized information and new customer service tools for our members, employers, physicians, hospitals and brokers.

Our Web site—www.anthem.com—was awarded the Webwatch seal for Web site integrity by *Consumer Reports*. We were the only health plan to earn this important designation. *Information Week* ranked Anthem 45th on its list of top 500 companies based on technology performance and innovation, quite an improvement given that just four years ago, we were ranked 444th.



Key members of our senior leadership team (from left to right):

front row: Larry Glasscock, Jane Niederberger, John Murphy, Michael Houk

second row: Keith Faller, David Frick, Marjorie Dorr, Caroline Matthews

third row: Mark Boxer, Michael Smith, Samuel Nussbaum, M.D., Thomas Snead

Fortune magazine once again recognized Anthem as one of its most admired companies in health care. For the second consecutive year the Health Ethics Trust honored Anthem for our efforts to conduct business ethically and with integrity; this time for our web-based ethics and compliance training program for our 20,000 associates. In addition, *Money* magazine—citing our continued growth and the potential of our merger with WellPoint—named Anthem one of its six "Best Stocks to Own in 2004."

While we embrace our role as a national leader in our industry, we remain focused on our local business operations and the Blue Cross and Blue Shield tradition of service to the communities where we live and work. Many of our ongoing community-based programs addressed key public health issues such as diabetes, heart disease and the growing epidemic of obesity, as well as the need for dental care.

Appropriately, continued national attention is being paid to the issue of corporate governance. Anthem has a history of strong corporate governance and board independence; 13 of the company's 15 board members are independent directors. I am pleased to report that your board of directors took additional steps to ensure confidence in Anthem's corporate governance and re-affirmed key governance practices already in place. "Results with Integrity" is an integral part of everything we do at Anthem. Our board, management, associates and external business partners continue to be governed by Anthem's Standards of Business Conduct.

As always, we believe it is important to recognize the individual and collective efforts of our board of directors, our strong leadership team, and our 20,000 associates. In our corporate headquarters, regional locations and in communities large and small, these dedicated and talented people contribute every day to the leadership of our company, and more importantly, to the health and well-being of our nearly 12 million members and the hundreds of communities we serve. At Anthem, improving the health of the people we serve is more than a slogan; it is our way of life.

Larry C. Glasscock

Larry C. Glasscock
Chairman, President and CEO



L. BEN LYTLE

The board of directors and associates of Anthem extend their sincere appreciation and thanks to L. Ben Lytle for his unwavering commitment and dedication to Anthem, its nearly 12 million members and the health care industry.

Ben Lytle began his career with the company in 1977 as a director of Information Systems for Blue Cross and Blue Shield of Indiana. During the next 26 years he held a number of positions including chief operating officer, president, chairman and chief executive officer. He retired as chairman of the board of directors on May 12, 2003. Ben's retirement as chairman does not end his service to the company, however. He continues to serve on the board as presiding director and chairman emeritus.

Throughout his career, Ben has been a leader and a visionary. He was among the first to see dramatic changes that would take place in the health care industry and to develop a plan to ensure the company could meet its customers' needs and that the company would emerge from changing times as a leader.

Under Ben's leadership, the company has grown from a single-state health insurer with about 1 million members in Indiana to one of the nation's most admired health benefits companies focused on meeting the needs and improving the health of nearly 12 million members in nine states. Among the many high points is October 30, 2001, when Ben and current Chairman, President and CEO Larry Glasscock rang the closing bell at the New York Stock Exchange on the day Anthem, Inc. became a public company. Today, with its pending merger with WellPoint Health Networks Inc., Anthem is poised to become the nation's leading health benefits company.

Ben Lytle's legacy goes beyond Anthem. Deeply committed to the company's mission—"To improve the health of the people we serve"—Ben provides his vision and expertise to the broader issues of health care in the United States. He testified frequently before Congressional and legislative committees; chaired a health care commission appointed by then-Indiana Governor Evan Bayh, and served on President Bill Clinton's Advisory Commission on Consumer Protection and Quality in the Health Care Industry. He remains personally involved in the challenges facing health care today through his work with several organizations including the Foundation for Better Health, which he chairs, the American Enterprise Institute and the Hudson Institute.

Ben is also a well-respected community leader, known for service to numerous civic, charitable and cultural organizations.



A TIME FOR




HAIRCUTS

For more than 50 years, Christian Willaford has been cutting hair in his hometown of Urbanna, Virginia. And for all that time, Willaford has relied on Blue Cross and Blue Shield for his health benefits.

Recently, Willaford battled prostate cancer. "They came through for me," he says of Anthem. "Thank God I didn't have any other insurance." At 75, Willaford still cuts hair three days a week. "I intend to keep going as long as I can go, and I intend to be an Anthem customer," he says.

7:30 am





Leadership in supporting free clinics and other health-related programs improves the health of the people of our communities.

11:15 am

Broad choice of products and programs helps companies large and small provide quality benefits to their employees.

8:10 pm





3:45 pm

Our innovative use of technology allows us to deliver personalized health information and distinctive service.

We collaborate with health care professionals to provide our members with access to quality health care.

A TIME FOR QUALITY

There's nothing we do that touches our nearly 12 million members more than the quality of the health care they receive. Health care quality is the driving force behind our mission: To improve the health of the people we serve.

In 2003, Anthem continued to collaborate with physicians and hospitals to share information, identify best practices and develop innovative prevention and treatment programs for our members. We have learned that high-quality care truly is more cost-effective care, and that our members benefit from innovative ideas that help them understand and manage their own health.

The rising cost of health care continues to be a major issue for our nation. At Anthem, we believe the best way to find solutions is by working together—insurers, consumers, businesses, medical professionals and government. As we work together to help people get and stay healthy or help them better manage a chronic illness, we also can help manage the rising cost of health care.

Across Anthem, health services to individuals with chronic diseases—including heart failure, coronary artery disease, asthma and diabetes—account for approximately 40 percent of all health care costs. Working with health care professionals, we offer our members disease management and advanced care management programs that help them address health problems or potential health problems before they become serious. This provides members with opportunities to live longer, more productive lives.

In Ohio, a new program called the Anthem Care Counselor is educating and empowering members to take a more active role in managing their own health. The Anthem Care Counselor program puts highly skilled nurses in close touch with participating members with complex and chronic illnesses. The nurses coach members to follow their doctor's treatment plan; they call members to see how they're doing, answering questions and encouraging them to meet their individual goals. Care Counselors also help members understand and use their health benefits with Anthem, and assist with other needs such as obtaining medical equipment or in-home care.

The results clearly show better health for our members. Members with diabetes learned how to better manage their condition and stay healthier by getting annual eye and foot examinations, measuring blood glucose daily and controlling their blood pressure. Among heart failure patients, there was a 33 percent increase in the number weighing themselves daily. This is important because a sudden increase of 2 or 3 pounds can signal a potential health problem.

Harvard Medical School, through the Blue Cross and Blue Shield Association's BlueWorks program, recently praised Anthem Care Counselor as an example of a program that's helping improve health and keep quality health care affordable. It's also generating a high level of customer satisfaction with members giving the program an overall satisfaction rating of 97 out of 100.

Similar to the Anthem Care Counselor is our StatusOne proactive care management program, which works closely with our most chronically ill members in Connecticut, Maine and New Hampshire. The program has helped members improve their health, and significantly reduced the need for hospitalization.

Our other disease management programs are helping improve member health as well. A study of nearly 80,000 patients by Health Management Corporation, an Anthem subsidiary and leading disease management firm, found patients enrolled in programs for diabetes, asthma and coronary artery disease improved their health while the overall cost of care for these members was 11 percent less than for members not in the program.

How well we are meeting the needs of our members also is reflected by independent measures of health care quality. Health plans in eight of our states hold the highest accreditation from the National Committee for Quality Assurance (NCQA), the gold standard for health care accreditation.

We continue to improve our HEDIS® scores, which measure effectiveness of care on key health concerns and on member satisfaction. Our Connecticut health plan ranks in the top 10 nationally, and our Colorado, Kentucky and Connecticut plans each are among the top five in their respective regions.

Each success in one of our health care quality initiatives is a real-life example of how we are improving the health of the people we serve.



Judy Keraghan has never met Pat Foskitt. But for the last two years, Pat—a nurse case manager for Anthem Blue Cross and Blue Shield in New Hampshire—has been a positive presence in Judy's life.

Judy, pictured here with her grandchildren, is an Anthem member who was contacted by Pat while recovering from open-heart surgery. As a part of Anthem's care management program, Pat offered support, helping Judy learn to monitor her own health while returning to her normal life.

"To tell you the truth, I was surprised... I don't think most insurance companies know who you are, let alone stay involved with you for as long as Anthem has," said Judy. "Pat has helped me a lot. It's been a big help just to be able to talk to her. I liked her positive attitude...she's been a real positive influence for me."

QUALITY

A TIME FOR COLLABORATION

Anthem's efforts to improve health care quality—and member health—are built around our ability to work closely with the hospitals and physicians who provide our members' care. In 2003, we believe we did this more successfully than ever before.

Our programs are developed in cooperation with physicians and hospital leaders, who have responded enthusiastically to them. In addition to recognizing their efforts to improve care, these programs also offer opportunities to earn additional reimbursement. Anthem is a leader nationally in working with physicians and hospitals to recognize quality care that improves health.

For example, our Quality-In-Sights hospital incentive program in Virginia, begun in 2003, recognizes efforts to improve the quality of care and safety for hospital patients, as well as patient satisfaction. It focuses on heart disease, the number one cause of death for men and women, as well as pneumonia and pregnancy.

In Connecticut, New Hampshire and Maine we work closely with 10 hospitals as well as physician organizations to improve patient safety and reduce medical errors. These Clinical Quality Programs are designed to improve care in emergency rooms and intensive care units, help ensure that patients with chronic diseases get the care they need, and reduce medication errors.

Today, nearly 14,000 physicians across all Anthem regions receive a portion of their reimbursement for improving care to Anthem members. These programs focus on preventive care, care for members with chronic diseases and the appropriate use of prescription drugs. One such program involves primary care physicians who treat more than 350,000 Anthem members in New Hampshire.

We live in a time of amazing advances in science and technology that have the potential to treat and cure some of our most challenging diseases. Anthem is emerging as an industry leader in working with the medical community to understand and evaluate new technology and medical treatments based on scientific research. The goal of our technology evaluation and medical policy is to help all of us use technology wisely and identify health care services that should be covered under our benefits programs. Anthem supports "evidence-based care" through nationally recognized guidelines for medical care that are based on the newest scientific and clinical research. By linking the tremendous

"It is exciting when a major health insurer and a major health system join together to further enhance health care quality and cost-effectiveness. Anthem's Hospital Quality Program continues to be an important part of our existing quality improvement initiatives, and we appreciate Anthem's recognition of our ongoing efforts."

Alan E. London, M.D.
Executive Director, Managed Care
The Cleveland Clinic Foundation





advances in medicine and medical technology with improvements in patient care, we can further contribute to the health of our members.

Over the past two years we have worked with independent medical experts, leading academic medical centers, professional medical societies and network physicians who care for our members. Academic medical centers participating include the Cleveland Clinic Foundation, the Indiana University School of Medicine, the University of Colorado School of Medicine, the University of Connecticut Health Center and the Yale School of Medicine.

In addition, in 2003 Anthem held two medical forums—one on bone marrow transplantation, the other on surgery as a treatment for severe obesity. These meetings brought leading experts from across the nation together with Anthem health care management associates to develop a better understanding of potential treatments and the ever-changing needs of our members. This novel and collaborative approach has helped increase dialogue, improve relationships and build trust with medical leaders.



WARREN METHERD, M.D.
Cincinnati, Ohio

"Anthem made decisions that helped the entire Ob/Gyn (Obstetrics/Gynecology) community, from the smallest practice to the largest. It certainly identifies them as a physician-friendly company, and one that sees the serious challenges to care here in the Cincinnati-Northern Kentucky area."

QUALITY
A TIME FOR INNOVATION

Our use of innovative Web technologies allows us to serve our members, employer customers, physicians, hospitals and brokers better than ever. Investments in www.anthem.com continue to bring enhanced customer service, in-depth personalized health information and access to discounts on health-related products and services to our members.

A program introduced in Virginia in 2003 gives Anthem members easy, convenient online access to information that helps them better understand numerous medical conditions, compare how hospitals perform in the delivery of more than 100 medical treatments and procedures and patient safety information. This program, the Subimo Healthcare Advisor™, will be made available nationwide during 2004. It integrates information from a variety of objective sources and makes it readily accessible in a user-friendly format.

In response to the needs of an important and growing group of members, Anthem offers MiSalud@Anthem, a Spanish-language health and wellness Web site specifically designed to assist Spanish-speaking Anthem members. The site includes news, benefit information, health and wellness information and a directory of physicians in Anthem's networks.

Innovative use of technology has helped us move toward our goal of providing distinctive customer service. Anthem receives about 475,000 claims every day, and approximately 76 percent are processed electronically at a cost of 14 cents per claim. By contrast, it costs $2.50 each to process paper claims. In addition to being less expensive, technology allows us to process claims faster and more accurately. We receive about 25,000 Internet inquiries and 75,000 telephone calls daily. About a quarter of those phone calls come through our interactive voice response telephone system, which provides members with information quickly and conveniently in one call.

"This program is a home run."

Scott Bullock
President, MaineGeneral Health,
on the Integrated Provider Operating Model

Other online service capabilities are making it easier for customers to administer employee benefits, enroll new members and reduce the paperwork involved in providing their employees with comprehensive health benefits. Insurance brokers benefit from online quotes and applications, which have dramatically cut the time needed to enroll a new employer group. Members can readily see details of their benefits and claims and conveniently order Anthem membership cards.

Through innovation, we're also improving service to physicians and hospitals by eliminating paperwork and simplifying access to patient eligibility and benefit information, claims payment status, hospital admission information and precertification. An innovative program in Maine—the Integrated Provider Operating Model—is aimed at ensuring that hospitals' questions are answered more quickly and claims are processed more efficiently.

In Virginia, our Point of Care program handled more than 2.7 million electronic transactions from physicians' offices in 2003, up from 2 million in 2002. This year, we began offering secure online self-service tools for physicians, hospitals and other health care professionals in Kentucky and Indiana and will soon make similar services available in Ohio. Anthem Prescription Management—our pharmacy benefit management company—now offers physicians easy access to its drug formulary from their hand-held personal computers or desktop computers, giving them another convenient way to help improve the quality, safety and cost of health care for Anthem members.



The University of Virginia's Office of Telemedicine is making it easy to bring medical care to patients in rural Virginia. And in 2003, Anthem Blue Cross and Blue Shield provided a $250,000, five-year grant to help expand the program to serve more low-income patients.

At 47 sites around the state, physicians representing 25 different medical specialties "meet" with patients and their primary doctors via computer and videoconference to diagnose conditions and prescribe care.

"Now, specialists are available in many rural communities 365 days a year," said Karen Rheuban, M.D., medical director of the telemedicine program. "We are extremely grateful to Anthem Blue Cross and Blue Shield for its commitment to the provision of health care services to rural Virginians."

QUALITY
A TIME FOR CHOICE

As employers and individuals continue to balance their health benefits with the cost of those benefits, Anthem is responding by offering innovative health plans designed to meet the demand for both benefits and value. We offer a portfolio of products that provide a wide variety of benefit options and a broad range of prices—more than a 60 percent difference between our lowest and highest priced products.

One of the choices we offer is Anthem ByDesign, which provides employers and their employees with a number of benefit options from which to choose. In 2003, Anthem offered two Anthem ByDesign products: one especially for small and mid-size employers and one for large, national employers. Both provide more choices, help employers and employees manage health care costs, and encourage individuals to become more involved in their own health care. Smaller employers can offer employees a core benefits package by choosing from among health, dental, vision, life, disability and prescription drug benefits. Employees then can either select the core benefits package or choose from a variety of alternatives depending upon their individual preference and situation. During 2003, the first year for this product, small employers who chose Anthem ByDesign saved about $6 million collectively in annual health insurance premiums and on average, experienced a 12 percent savings in premiums, keeping their premium increases below the national average. Anthem ByDesign for large employers features a "personal care account" that's funded by the employer. Employees can use this account to pay for eligible health expenses.

The growth of our specialty business product line adds even more choices. Customers can complement their basic health coverage with prescription drug benefits, dental and vision care, behavioral health programs and group life insurance.

Anthem Prescription Management now serves 7 million customers. It is our largest specialty product and an industry success story. Anthem Prescription offers members convenience and cost-savings with its mail-order pharmacy, which handled about 2.6 million new prescriptions, a nearly 29 percent increase from 2002. Prescriptions can be ordered any time online, and a discount



How do you provide health benefits to 5,300 workers in 165 locations around the country? Danbury, Connecticut-based Ethan Allen Interiors, Inc. chose Anthem Blue Cross and Blue Shield.

"We were seeing 25 percent annual increases in costs for our health benefits and prescription drug claims," says Jim Kotowski, director of benefits and retirement programs for the international home furnishings company. "We needed a partnership with an insurance company that shared our interest in health care quality and in controlling costs."

Ethan Allen also was attracted to the extensive Blue Cross and Blue Shield national network of physicians and hospitals and to Anthem's programs that help employees live longer, healthier lives. The bottom line: "We have basically seen a 28 percent decrease in medical claims and a 20 percent reduction in prescription drug costs," Kotowski says.

is offered for using mail order. In addition, members have realized lower prescription drug costs thanks to the "Think Generics" program, which encourages the appropriate use of less expensive generic drugs.

Our dental benefits now reach nearly 2.5 million members, making us one of the 10 largest dental benefits providers in the nation. We provide life insurance benefits to nearly 900,000 members. Behavioral health—with about 3 million members—is our fastest growing specialty product segment. And our newest offering—vision benefits—features one of the nation's largest vision networks and is already serving 423,000 members. For 2004, we expect to see even more growth across all of our specialty businesses.

Continuing growth in our total membership and our strong retention rate tell us our products are responding to customer needs. In 2003, we attracted new members to all our major products. Most significant was a 22 percent increase in individual members under 65 years old. We also saw outstanding growth in the number of national accounts, or large, multi-state employers, that chose Anthem to meet their health care benefit needs. National accounts membership grew by 16 percent, and we anticipate substantial growth again in 2004.

As a Blue Cross and Blue Shield health plan, Anthem offers these large employer groups the BlueCard program, providing unparalleled access to the largest number of physicians, hospitals and other health care professionals nationally. Likewise, these health care benefits are also available for employees who travel overseas.

In addition to quality health benefits, we offer employers information and programs that help their employees improve their health and live healthier lives, while also educating them about the cost of health care. One such program analyzes a range of claims and pharmacy benefit data and identifies opportunities to collaborate with members and physicians to improve care. The enthusiastic reception this program has received from national accounts customers, members and physicians has led to the expansion of this program to more than 500,000 members. We anticipate that even more customers will take advantage of this program in 2004.

QUALITY
A TIME FOR LEADERSHIP

At Anthem, our mission is to improve the health of the people we serve. We're also dedicated to enhancing the quality of life for people in the communities where we live and work. We recognize that as one of America's leading health benefits companies, we also have a special obligation to provide leadership to address the challenging issue of the uninsured. In 2003, this leadership was expressed in a wide variety of ways, some of them traditional and some highly innovative.

Thousands of workers and retirees were able to maintain health benefits for themselves and their families as a result of quick action and collaboration between Anthem and the Departments of Insurance in Indiana, Ohio, Maine and Virginia. Anthem created health plans in each state that would qualify for a new federal subsidy that helps workers displaced by foreign competition and retirees hurt by failed or under-funded pension plans purchase affordable health benefits.

Through the Anthem Foundation and corporate giving programs, Anthem made contributions and commitments of $10.6 million. And, as they do each year, Anthem associates provided thousands of hours of volunteer service to hundreds of charitable and non-profit organizations across the country.

We expanded our work with free clinics to Ohio and Indiana this year. In our corporate headquarters city, Indianapolis, we formed a unique partnership that is helping a group of free clinics provide better care to under- and uninsured residents. During the past decade, Anthem's support of free clinics has provided more than $25 million in medical services to low-income families and individuals in Virginia.

Our Colorado associates acted quickly when influenza struck the state. Eleven children had died, nearly 10,000 Coloradans were suffering from the flu, and there was a severe shortage of flu vaccine. Anthem quickly provided funding to allow the state's health department to purchase 6,000 additional doses of vaccine.



Childhood obesity has become a national epidemic at the same time schools have had to cut budgets for health and fitness programs. To get kids moving, Anthem Blue Cross and Blue Shield is sponsoring walking programs, including the Kids' Walking Challenge in Colorado. We awarded $1,000 grants to six elementary schools that promote physical fitness...and guarantee that students collectively walk 100 miles.

At Acres Green Elementary School in Littleton, physical education teacher Warren Dennis organized 600 students to walk at least one-half mile in one day. "We strongly promote fitness," Dennis says. "But with limited funding, we can't do it alone...we need a lot more help. To get this kind of help from a company like Anthem is just awesome."

"We knew that in 2002, the number of people getting flu shots was down and deaths from the flu were up. We identified the need for a community education campaign. Anthem partnered with us and provided the backing we needed to make it work."

Rebecca Thomas Ford
Executive Director
Partners for a Healthy Louisville





Vaccinations and health screenings remained an important part of our community outreach. In Kentucky, Anthem supported a flu shot awareness program that significantly increased the number of area residents who received free immunizations. Our ongoing support of the Central Ohio Diabetes Association has helped screen more than 17,000 residents for diabetes. These efforts have targeted high-risk populations, including African-Americans, Hispanics, Asians and Somalians.

Recognizing the importance of diversity in our communities, Anthem is sponsoring the Diversity Leadership Academy of Greater Indianapolis. This program—only the second of its kind in the nation—incorporates unique leadership development and training that helps community leaders cultivate more effective ways to address the challenges and opportunities of a highly diverse population within their organizations as well as in the Indianapolis community.

We also continued to respond to the various health and human service needs in our communities through United Way and its organizations. In 2003, we once again conducted dozens of local campaigns throughout our nine states. As a result, Anthem and its associates contributed more than $4.2 million to local United Way organizations and their affiliated agencies.



A unique collaboration is helping improve the use of technology at four Indianapolis neighborhood clinics so that they can provide more and better care to low-income men, women and children.

The program is made possible through a grant from the Anthem Foundation, combined with the time and talents of more than two dozen associates from Anthem's IT department, who volunteered to work with clinic staff and a local non-profit technology organization.

"One of our goals is to be able to share information among clinics and collect data the same way so that we can compete for more grants and better serve our patients," said Rebecca Seifert, executive director of Gennesaret free clinic. "With Anthem's grant and volunteer efforts, we have been able to assess our needs and can now focus on putting our plans into place. This couldn't have come at a better time."



AT ANTHEM, IT IS ALWAYS TIME FOR QUALITY.



FINANCIAL HIGHLIGHTS

(In Millions, Except Per Share Data)	2003	% Change vs. 2002	2002	% Change vs. 2001	2001
Operating Results					
Total operating revenue	$16,477.1	27%	$12,990.5	28%	$10,120.3
Total revenue	16,771.4	26%	13,282.3	27%	10,444.7
Net income	774.3	41%	549.1	60%	342.2
Earnings Per Share					
Basic net income	$ 5.60	21%	$ 4.61	39%	$ 3.31
Diluted net income	5.45	21%	4.51	37%	3.30
Balance Sheet Information					
Total assets	$13,438.6	8%	$12,439.3	96%	$ 6,337.1
Total liabilities	7,438.7	5%	7,077.0	65%	4,277.1
Total shareholders' equity	5,999.9	12%	5,362.3	160%	2,060.0
Members (000s)					
Midwest	5,688	9%	5,234	8%	4,854
East	2,600	7%	2,434	8%	2,260
West	939	12%	836	9%	769
Southeast	2,700	6%	2,549	—	—
Total	11,927	8%	11,053	40%	7,883

Total Membership
(In Millions)



14
12
10
8
6
4
2
0
7.9
11.1
11.9
2001
2002
2003

Total Revenue
(Dollars in Billions)



$18
15
12
9
6
3
0
10.4
13.3
16.8
2001
2002
2003

Note 1: The information presented above should be read in conjunction with the audited consolidated financial statements and accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included in Anthem's 2003 Annual Report on Form 10-K.

Note 2: The information presented above is as reported in Anthem's 2003 Annual Report on Form 10-K and reflects the acquisition of Trigon Healthcare, Inc. after the transaction's completion on July 31, 2002.

CONSOLIDATED BALANCE SHEETS

(In Millions, Except Share Data)	December 31	
	2003	2002
Assets		
Current assets:		
Investments available-for-sale, at fair value:		
Fixed maturity securities	$ 6,721.5	$ 5,797.4
Equity securities	193.7	150.7
	6,915.2	5,948.1
Cash and cash equivalents	464.5	694.9
Premium and self-funded receivables	1,068.4	892.7
Reinsurance receivables	96.9	76.5
Other receivables	254.0	192.3
Income tax receivables	8.6	11.7
Other current assets	57.4	60.3
Total current assets	8,865.0	7,876.5
Restricted cash and investments	58.3	49.1
Property and equipment	510.5	537.4
Goodwill	2,450.1	2,484.9
Other intangible assets	1,227.0	1,274.6
Prepaid pension benefits	258.3	146.2
Other noncurrent assets	69.4	70.6
Total assets	$13,438.6	$12,439.3
Liabilities and shareholders' equity		
Liabilities		
Current liabilities:		
Policy liabilities:		
Unpaid life, accident and health claims	$ 1,866.8	$ 1,826.0
Future policy benefits	372.6	344.7
Other policyholder liabilities	505.0	497.3
Total policy liabilities	2,744.4	2,668.0
Unearned income	411.1	326.6
Accounts payable and accrued expenses	493.4	471.8
Bank overdrafts	401.7	357.9
Income taxes payable	147.6	109.8
Other current liabilities	573.3	514.8
Total current liabilities	4,771.5	4,448.9
Long term debt, less current portion	1,662.8	1,659.4
Postretirement benefits	188.4	196.8
Deferred income taxes	524.8	389.9
Other noncurrent liabilities	291.2	382.0
Total liabilities	7,438.7	7,077.0
Shareholders' equity		
Preferred stock, without par value, shares authorized—100,000,000; shares issued and outstanding—none	—	—
Common stock, par value $0.01, shares authorized—900,000,000; shares issued and outstanding: 2003, 137,641,034; 2002, 139,332,132	1.4	1.4
Additional paid in capital	4,708.7	4,762.2
Retained earnings	1,154.3	481.3
Unearned restricted stock compensation	(3.2)	(5.3)
Accumulated other comprehensive income	138.7	122.7
Total shareholders' equity	5,999.9	5,362.3
Total liabilities and shareholders' equity	$13,438.6	$12,439.3

The information presented above should be read in conjunction with the audited consolidated financial statements and accompanying notes included in Anthem's 2003 Annual Report on Form 10-K.

CONSOLIDATED STATEMENTS OF INCOME

(In Millions, Except Per Share Data)	Year Ended December 31		
	2003	2002	2001
Revenues			
Premiums	$15,170.2	$11,941.0	$ 9,244.8
Administrative fees	1,180.7	962.2	817.3
Other revenue	126.2	87.3	58.2
Total operating revenue	16,477.1	12,990.5	10,120.3
Net investment income	278.1	260.7	238.6
Net realized gains on investments	17.8	30.4	60.8
Gain (loss) on sale of subsidiary operations	(1.6)	0.7	25.0
	16,771.4	13,282.3	10,444.7
Expenses			
Benefit expense	12,263.9	9,839.4	7,814.7
Administrative expense	3,109.6	2,506.6	1,986.1
Interest expense	131.2	98.5	60.2
Amortization of goodwill and other intangible assets	47.6	30.2	31.5
Demutualization expenses	—	—	27.6
	15,552.3	12,474.7	9,920.1
Income before income taxes and minority interest	1,219.1	807.6	524.6
Income taxes	440.1	255.2	183.4
Minority interest (credit)	4.7	3.3	(1.0)
Net income	$ 774.3	$ 549.1	$ 342.2
Net income per share[1]			
Basic	$ 5.60	$ 4.61	$ 3.31
Diluted	$ 5.45	$ 4.51	$ 3.30

[1]Amounts for 2001 include pro forma earnings per share prior to the initial public offering.

The information presented above should be read in conjunction with the audited consolidated financial statements and accompanying notes included in Anthem's 2003 Annual Report on Form 10-K.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions)	Year Ended December 31		
	2003	2002	2001
Operating activities			
Net income	$ 774.3	$ 549.1	$ 342.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Net realized gains on investments	(17.8)	(30.4)	(60.8)
Loss (gain) on sale of subsidiary operations	1.6	(0.7)	(25.0)
Depreciation, amortization and accretion	245.0	157.0	120.5
Deferred income taxes	64.4	63.3	71.4
Loss on sale of assets	0.4	2.2	3.1
Changes in operating assets and liabilities, net of effect of purchases and divestitures:			
Restricted cash and investments	(9.7)	4.7	8.1
Receivables	(251.8)	(107.3)	(28.0)
Other assets	10.4	(5.5)	(16.7)
Policy liabilities	97.4	228.5	192.7
Unearned income	84.6	47.7	29.7
Accounts payable and accrued expenses	23.8	37.0	27.8
Other liabilities	59.3	20.2	(48.8)
Income taxes	61.5	25.3	38.4
Cash provided by operating activities	1,143.4	991.1	654.6
Investing activities			
Purchases of investments	(5,120.7)	(5,059.8)	(3,957.3)
Sales or maturities of investments	4,115.0	4,546.2	3,484.6
Purchases of subsidiaries, net of cash acquired	(3.5)	(789.6)	(4.1)
Sales of subsidiaries, net of cash sold	(3.1)	0.9	45.0
Proceeds from sale of property and equipment	9.4	13.7	4.1
Purchases of property and equipment	(110.7)	(123.3)	(70.4)
Cash used in investing activities	(1,113.6)	(1,411.9)	(498.1)
Financing activities			
Proceeds from long term borrowings	—	938.5	—
Payments on long term borrowings	(100.0)	—	—
Repurchase and retirement of common stock	(217.2)	(256.2)	—
Proceeds from employee stock purchase plan and exercise of stock options	57.0	30.9	—
Costs related to the issuance of common stock for the Trigon acquisition	—	(4.1)	—
Net proceeds from common stock issued in the initial public offering	—	—	1,890.4
Net proceeds from issuance of Equity Security Units	—	—	219.8
Payments and adjustments to payments to eligible statutory members in the demutualization	—	0.2	(2,063.6)
Cash provided by (used in) financing activities	(260.2)	709.3	46.6
Change in cash and cash equivalents	(230.4)	288.5	203.1
Cash and cash equivalents at beginning of year	694.9	406.4	203.3
Cash and cash equivalents at end of year	$ 464.5	$ 694.9	$ 406.4

The information presented above should be read in conjunction with the audited consolidated financial statements and accompanying notes included in Anthem's 2003 Annual Report on Form 10-K.

CORPORATE INFORMATION

Corporate Headquarters

Anthem, Inc.
120 Monument Circle
Indianapolis, IN 46204-4903
www.anthem.com

Account Questions

Our transfer agent, EquiServe, can help you with a variety of shareholder-related services, including:

- Change of Address
- Transfer of stock to another person
- Lost stock certificates
- Additional administrative services

Please include your name, address and telephone number with all correspondence, and specify the most convenient time to contact you.

You can call EquiServe toll-free at:
(866) 299-9628 Monday–Friday,
excluding holidays,
9 a.m.–5 p.m. Eastern Time

Written correspondence can be sent to:
Anthem Shareholder Services
c/o EquiServe Trust Company, N.A.
P.O. Box 43037
Providence, RI 02940-3037
E-mail: antheminc@equiserve.com

Investor and Shareholder Information

Shareholders may receive, without charge, a copy of Anthem's Annual Report on Form 10-K, including financial statements, as filed with the Securities and Exchange Commission (which is Anthem's Annual Report to Shareholders). Anthem's Summary Annual Report and other information are also available on Anthem's Investor Relations website at www.anthem.com. To request a Summary Annual Report, Form 10-K or additional information, please choose from one of the following:

Institutional Investors
Anthem, Inc.
Investor Relations Department
120 Monument Circle
Indianapolis, IN 46204-4903
(317) 488-6390
E-mail: tami.durle@anthem.com

Individual Shareholders
Anthem, Inc.
Shareholder Services Department
120 Monument Circle
Indianapolis, IN 46204-4903
(800) 985-0999 (toll-free)
E-mail: shareholder.services@anthem.com

Annual Meeting

The annual meeting of shareholders of Anthem, Inc. will be held at 11 a.m. Indianapolis time, May 17, 2004, at Anthem's Headquarters, 120 Monument Circle, Indianapolis, IN.

Market Price of Common Stock

Anthem, Inc.'s common stock began trading on the New York Stock Exchange on October 30, 2001. The following table shows high and low sales prices for the company's common stock as reported on the New York Stock Exchange Composite Tape for the periods indicated.

2003	High	Low
First Quarter	$67.13	$53.00
Second Quarter	82.90	63.80
Third Quarter	82.00	66.01
Fourth Quarter	77.96	64.75

2002	High	Low
First Quarter	$58.95	$46.40
Second Quarter	75.25	57.50
Third Quarter	70.50	56.75
Fourth Quarter	75.50	54.50

As of February 27, 2004, the closing price of the common stock was $85.95 and there were 181,072 shareholders of record of the common stock.

Dividends

Anthem, Inc. has not to date paid cash dividends on common stock and its board of directors does not presently intend to declare any such dividends.

Stock Listing

The company's common stock is traded on the New York Stock Exchange under the symbol ATH.

BOARD COMMITTEES, CORPORATE OFFICERS AND PRINCIPAL OPERATIONS

Board Committees

Audit Committee
Victor S. Liss
Chairman
William B. Hart
George A. Schaefer, Jr.
John Sherman, Jr.
Dennis J. Sullivan, Jr.

Planning Committee
Susan B. Bayh
Chairperson
Lenox D. Baker, Jr., M.D.
L. Ben Lytle
Senator Donald W. Riegle, Jr.

Governance Committee
Allan B. Hubbard
Chairman
William G. Mays
James W. McDowell, Jr.
Jackie M.Ward

Compensation Committee
William J. Ryan
Chairman
William G. Mays
James W. McDowell, Jr.
Senator Donald W. Riegle, Jr.
Jackie M. Ward

Executive Committee
L. Ben Lytle
Chairman
Susan B. Bayh
Larry C. Glasscock
Allan B. Hubbard
Victor S. Liss
William J. Ryan

Corporate Officers

Larry C. Glasscock
Chairman, President and Chief Executive Officer

David R. Frick
Executive Vice President and Chief Legal and Administrative Officer

Samuel R. Nussbaum, M.D.
Executive Vice President and Chief Medical Officer

Michael L. Smith
Executive Vice President and Chief Financial and Accounting Officer

Mark Boxer
Senior Vice President and Chief Strategy and Business Development Officer

Jane E. Niederberger
Senior Vice President and Chief Information Officer

Tami L. Durle
Vice President Investor Relations

George D. Martin
Vice President and Treasurer

Cynthia S. Miller
Vice President and Chief Actuary

Nancy L. Purcell
Vice President and Corporate Secretary

Principal Operations

Anthem Blue Cross and Blue Shield
East Region
Marjorie W. Dorr
President

Anthem Blue Cross and Blue Shield
Midwest Region
Keith R. Faller
President

Anthem Blue Cross and Blue Shield
West Region
Caroline S. Matthews
Chief Operating Officer

Anthem Blue Cross and Blue Shield
Southeast Region
Thomas G. Snead, Jr.
President

Anthem Blue Cross and Blue Shield
National Accounts
Michael D. Houk
President

Anthem Specialty Business
John M. Murphy
President

BOARD OF DIRECTORS

Larry C. Glasscock
Chairman, President and
Chief Executive Officer
Anthem, Inc.

L. Ben Lytle
Chairman Emeritus and
Presiding Director
Anthem, Inc.

Lenox D. Baker, Jr., M.D.
President
Mid-Atlantic Cardiothoracic Surgeons, Ltd.

Susan B. Bayh
Distinguished
Visiting Professor
Butler University

William B. Hart
Chairman
National Trust for Historic Preservation

Allan B. Hubbard
President
E&A Industries

Victor S. Liss
Vice Chairman
Trans-Lux Corporation

William G. Mays
President and
Chief Executive Officer
Mays Chemical Company

James W. McDowell, Jr.
Founder
McDowell & Associates

Senator Donald W. Riegle, Jr.
Chairman
APCO Government Affairs

William J. Ryan
Chairman, President and
Chief Executive Officer
Banknorth Group, Inc.

George A. Schaefer, Jr.
President and
Chief Executive Officer
Fifth Third Bancorp

John Sherman, Jr.
Vice Chairman
Scott & Stringfellow, Inc.

Dennis J. Sullivan, Jr.
Executive Counselor
Dan Pinger Public Relations

Jackie M. Ward
Outside Managing Director
Intec Telecom Systems



Front row, left to right: James W. McDowell, Jr., Susan B. Bayh, Senator Donald W. Riegle, Jr., Larry C. Glasscock, William J. Ryan, L. Ben Lytle, John Sherman, Jr. Back row, left to right: William G. Mays, Dennis J. Sullivan, Jr., George A. Schaefer, Jr., William B. Hart, Lenox D. Baker, Jr., M.D., Victor S. Liss, Allan B. Hubbard, Jackie M. Ward

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